VASILIOU & COMPANY, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

VASILIOU & COMPANY, INC.

CONTENTS

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SEC FILE NUMBER
8-36698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vasiliou & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 South Point Drive, Suite 2001
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Comany, PA
(Name – if individual, state last, first, and middle name)

2295 NW Corporate Blvd, Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

09/24/2003	106
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Basil Vasiliou, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vasiliou & Company, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Nicolas Digiovanni
My Commission
HH 171002
Exp. 8/29/2025

Signature: ______________________

Title:
CEO/Chairman

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of:
Vasiliou & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2014.
Boca Raton, Florida
February 25, 2022

VASILIOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash	$	20,081
Prepaid assets		80
Total assets	$	20,161
Liabilities		
Accounts payable and accrued expenses	$	5,032
Due to officer		589
Total liabilities		5,621
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		1,530,623
Accumulated deficit		(1,516,084)
Total stockholder's equity		14,540
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	20,161

See accompanying notes to financial statements.

VASILIOU & COMPANY, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2021	
Revenues	$ -
Expenses	
Professional and consulting fees	11,993
Office expenses	1,155
Regulatory fees	1,850
Pension plan administration	2,000
Other	1,012
Net loss	$ (18,010)

See accompanying notes to financial statements.

VASILIOU & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2021

	Common Shares	Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balances, beginning of year	100	$ 1	$ 1,511,823	$(1,498,074)	$ 13,750
Stockholder contributions	-	-	18,800	-	18,800
Net loss	-	-	-	(18,010)	(18,010)
Balances, end of year	100	$ 1	$ 1,530,623	$(1,516,084)	$ 14,540

See accompanying notes to financial statements.

VASILIOU & COMPANY, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2021	
Cash flows provided by operating activities	
Net loss	$ (18,010)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid assets	601
Increase in accrued expenses	1,474
Net cash provided by operating activities	(15,935)
Cash flows from financing activities	
Shareholder contribution	18,800
Officer advance	589
Net cash used in financing activities	19,389
Net increase in cash	3,454
Cash, beginnning of year	16,627
Cash, end of year	$ 20,081
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Taxes paid during the year	$ -

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Vasiliou & Company, Inc. (the "Company") is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc, ("FINRA"). The Company's business activities are private placement of securities and best efforts underwriting. The Company has not been active for the current year.

Basis of Presentation

The financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments with maturities of three months or less, that are not segregated and deposited for regulatory purposes. There were no cash equivalents at December 31, 2021.

Revenue Recognition

All revenues are recorded in accordance with Accounting Standards Codification (ASC) 606 “Revenue from Contracts with Customers”, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. There was no cumulative effect adjustment upon adoption.

Best efforts underwriting and selling group fees and private placements are earned from revenue arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date. There were no securities transactions in 2021.

Income Taxes

The Company's stockholder has elected to be treated as an “S” Corporation for Federal income tax purposes. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

1. Nature of business and summary of significant accounting policies (continued)

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Bases on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2021. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires maintaining a minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to1. At December 31, 2021, the Company's net capital was $14,460 which was $9,460 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.3887 to 1.

3. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2021 but did pay a processing fee.

4. Off-Balance Sheet and Concentrations of Credit Risk

The Company maintains its cash balances with one financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Rule 15c3-3

The Company relying on footnote 74 to SEC release 30-70073 does not claim an exemption from SEC Rule 15c3-3.

6. Related party transactions

The Company occupies office space owned by the sole stockholder. No rent was charged to the Company in 2021.

7. Clearing Broker

The Company did not have a clearing arrangement for 2021.

8. Commitments and contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. Given the continued developments related to COVID-19, the Company is uncertain as to any future effects on the Company's financial condition or results of operations. To date, the Company has continued its operations throughout the coronavirus pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the COVID-19 (coronavirus) outbreak has impacted our operations has not been significant and the Company expects this to remain the case.

9. Stockholder Equity

During 2021, contributions of $18,800 were made by the sole stockholder.

10. Subsequent events

The Company has evaluated subsequent events through February 25, 2022, whereupon the financial statements were available to be issued. There were no reportable subsequent events

VASILIOU & COMPANY, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021		
Net capital, member's equity	$	14,540
Less nonallowable assets		
Prepaid expenses		80
		14,460
Net capital before haircuts		14,460
Haircuts		
Security position		-
Net capital	$	14,460
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess net capital	$	9,460
Aggregate Indebtedness	$	5,621
Ratio of aggregate indebtedness to net capital		38.87%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm.

VASILIOU & COMPANY, INC.

Supplementary Note Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

December 31, 2021

Vasiliou & Company, Inc does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to (1) Private placement of securities (2) Best efforts underwriting (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholder
of Vasiliou & Company, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vasiliou & Company, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to

A) Private placement of securities
B) Best Efforts Underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity)

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vasiliou & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vasiliou & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 25, 2022

Vasiliou & Company, Inc.
Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year ended December 31, 2021

Vasiliou & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to (1) Private placement of securities (2) Best efforts underwriting (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vasiliou & Company, Inc.

I, Basil Vasiliou, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO/Chairman

Date: February 25, 2022